767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

October 6, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Stacie Gorman

Re:	inVentiv Health, Inc.

Amendment No. 1 Registration Statement on Form S-4

File No. 333-197719

Dear Ms. Gorman:

On behalf of our client, inVentiv Health, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 of the Company (Registration No. 333-197719) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated August 26, 2014. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

General

1.	Please provide us with support for all quantitative and qualitative business and industry data presented in the registration statement, including, but not limited to, statements about your competitive position in the industry. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

The Company has complied with the Staff’s comment by supplementally providing the Staff with marked copies of documents supporting its quantitative and qualitative business and industry data that it has included throughout the prospectus. The Company confirms that any third party data contained in the registration statement was not prepared for or commissioned by the Company or its affiliates.

Cover Page of Prospectus

2.	Please confirm supplementally that the offer will be open for at least 20 full business days. Refer to Rules 14e-1(a) and 14d-1(g)(3) of the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company respectfully confirms that the exchange offer will be open for at least 20 full business days, ensuring compliance with Rule 14e-1(a) of the Exchange Act. The Company additionally confirms that the exchange offer will be open until 5:00 p.m. on the 21st business day and that the expiration date will be included in the final prospectus to security holders and filed pursuant to the applicable provisions of Rule 424.

Table of Contents, page i

3.	Please revise your disclosure in the last sentence in the first full paragraph under this subheading to clarify that the prospectus will be updated to the extent required by law.

The Company has revised the disclosure on page i of the registration statement in response to the Staff’s comment.

Cautionary Statement Regarding Forward-Looking Disclosure, page ii

4.	We note your disclosure that your “prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.” Please note that you do not appear eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Therefore, please remove this statement or advise. Please make similar revisions throughout your prospectus as appropriate.

The Company has revised the disclosure on page ii of the registration statement in response to the Staff’s comment.

5.	We note your statement that “Forward-looking statements include all matters that are not historical facts.” This definition of forward-looking statements is too broad. Please revise.

The Company has revised the disclosure on page ii of the registration statement in response to the Staff’s comment.

Market and Industry Data, page iv

6.	Please remove the language stating that you cannot assure investors of the accuracy or completeness of third party data, which appears to disclaim your responsibility for such information. We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of this third-party data.

The Company has revised the disclosure on page iv of the registration statement in response to the Staff’s comment.

Non-GAAP Financial Measures, page v

7.	Please revise here to explain in greater detail how you determined that each adjustment recorded to adjusted EBITDA is useful in evaluating the company’s operating performance. Specifically, because you are in the business of providing consulting services, please explain to us why it is appropriate to eliminate the cost of incurred management fees in a measure of your operating performance.

The Company has revised the disclosure on page 16 of the registration statement in response to the Staff’s comment, including specific disclosure regarding the rationale for excluding sponsor management fees in “Summary Consolidated Financial Data.” The management fees are payable to our private equity sponsors for annual monitoring and do not relate to our consulting business.

Prospectus Summary

General

8.	Please revise the first sentence of introductory narrative in this section to clarify that your disclosure in this section provides a complete summary of the material terms of the offering and your business.

The Company has revised the disclosure on page 1 of the registration statement in response to the Staff’s comment.

9.	Please revise to explain how you characterize “tuck-in” acquisitions and further explain the basis for this approach with respect to the described transactions.

The Company has revised the disclosure on page 1 of the registration statement and elsewhere in the registration statement to remove references to “tuck-in” acquisitions.

Industry Overview, page 2

10.	Revise here to better describe what you mean by “outsourced” services.

The Company has revised the disclosure on page 2 of the registration statement to better describe what is meant by “outsourced” services.

Our Competitive Strengths, page 2

General

11.	We note your disclosure in the previous section regarding your operations in more than 70 countries as well as your acquisitions pursued to expand your geographic footprint. Please tell us what consideration you have given to discussing your competitive position for each geographic region separately.

The Company’s intent in discussing its geographic footprint is to demonstrate its ability to support clients globally as client needs require. The Company has revised the disclosure on page 2 accordingly. The Company does not discuss its competitive position in each geographic region separately because it does not believe such a discussion would be relevant to the point being made (i.e., that it can support clients globally) or would otherwise be material to investors.

12.	To balance your discussion of competitive strengths, please disclose summary risk factors, including risks arising from your client concentration, discussed on page 26.

The Company has disclosed summary risk factors, including risks arising from its client concentration on pages 5 and 6 of the registration statement in response to the Staff’s comment.

Scale and Global Reach, page 2

13.	Please revise to describe “pure-play” healthcare advertising in greater detail.

The Company has revised the disclosure on pages 2 and 77 of the registration statement to remove references to “pure-play” in response to the Staff’s comment.

Therapeutic Expertise, page 3

14.	Please expand to more fully discuss the operational and scientific expertise of your teams.

The Company has revised the disclosure on page 3 of the registration statement in response to the Staff’s comment.

The Exchange Offers

Conditions to the Exchange Offer, page 9

15.	We note that the offer is subject to customary conditions. Please revise your disclosure in the summary to briefly highlight all of such conditions. For instance, revise to briefly describe the representations required by the noteholders in connection with the exchange.

The Company has revised the disclosure on pages 8 and 9 of the registration statement to briefly highlight all of the conditions to the consummation of the exchange offer in response to the Staff’s comment.

16.	Please also revise to explain whether there are any limitations on your ability to designate unrestricted subsidiaries and also clarify, if true, that non-recourse indebtedness incurred by unrestricted subsidiaries will take priority over the secured notes.

The Company has revised the disclosure on page 18 of the registration statement to clarify that there are limitations on its ability to designate unrestricted subsidiaries. The Company respectfully refers the Staff to its risk factor on page 21 that describes that the notes will be structurally subordinated to indebtedness incurred by non-guarantor subsidiaries.

17.	We note your reservation of the right to amend the terms of the offer on page 32. Please revise this section to disclose this right and to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Please also revise your disclosure on page 32 as appropriate.

The Company has revised the disclosure on pages 8 and 34 of the registration statement in response to the Staff’s comment.

18.	We note your disclosure on page 8 that the “exchange notes will be delivered as promptly as practicable following the expiration date.” Please revise your disclosure to state that you will issue the new notes promptly after expiration rather than after acceptance or as promptly as practicable. Please see Exchange Act Rule 14e-1(c).

The Company has revised the disclosure on page 10 of the registration statement in response to the Staff’s comment.

Risk Factors, page 15

19.	Refer to your second sentence in the introductory statement in this section. Notwithstanding your discussion in the rest of this section, your assertion that the risks described herein are not the only ones facing the company implies that there are other material risks that you have not disclosed. As such, please supplement your disclosure to clarify that this section discloses all material risks or, alternatively, remove this sentence.

The Company has revised the disclosure on page 17 of the registration statement to remove the referenced sentence.

Risks Related to Our Indebtedness and the Notes, page 16

Our substantial level of indebtedness…, page 16

20.	Please revise the risk factor heading to quantify your total outstanding indebtedness.

The Company has revised the disclosure on page 18 of the registration statement in response to the Staff’s comment.

21.	Please also update to reflect your indebtedness as of June 30, 2014 and make conforming changes throughout your prospectus.

The Company has updated the disclosure on page 18 of the registration statement and throughout the prospectus to reflect its indebtedness outstanding as of June 30, 2014.

Risks Related to Our Business, page 23

22.	Please include a risk factor discussing the company’s net losses for each of the past three fiscal years.

The Company has included a risk factor discussing the Company’s net losses for each of the past three years on page 29 of the registration statement.

23.	Please also include a risk factor to highlight that your earnings have been insufficient to cover your fixed charges during the past three fiscal years.

The Company has added disclosure to a previously included risk factor on page 20 of the registration statement to highlight that its earnings have been insufficient to cover its fixed charges during the past three fiscal years.

The Exchange Offers, page 30

Expiration Date; Extensions; Amendments, page 32

24.	We note that you may provide oral notice of any extension. Please confirm that your subsequent written notice and filings will otherwise satisfy the requirements of Rule 14e-1(d).

The Company acknowledges the Staff’s comment and respectfully advises that it will provide written notice of any extension to the registered holders of the outstanding notes in accordance with Rule 14e-1(d) under the Exchange Act by press release or other public announcement. References to oral notice on page 34 have been deleted.

25.	We also note your disclosure in this section that you reserve the right, in your sole discretion, to delay accepting any outstanding original notes. Please confirm that any such delay will be consistent with Rule 14e-1(c).

The Company confirms that any delay in accepting outstanding notes for exchange will be consistent with Rule 14e-1(c).

Conditions to the Exchange Offers, page 37

26.	We note that you may waive conditions prior to the expiration date. Please note that any condition waiver must be expressly announced in a matter reasonably calculated to inform security holders.

The Company confirms that it will provide notice of a waiver of any of the conditions to the exchange, and that it will ensure that at least five business days remain in the offer period after any such notice is provided.

Management’s Discussion and Analysis…, page 45

Business Segments, page 49

27.	Please note that if you must include technical terms in the body of your prospectus that are understood only by industry experts, you must explain these terms in clear, plain language. As examples only, please provide a better explanation for the various phases of clinical trial support discussed in this section, and the term “CRO.” Please also ensure that you place any industry terms you use in context so those potential investors who do not work in your industry can understand the disclosure. Refer to Rule 421(d)(2)(ii) of Regulation C.

The Company has revised the disclosure on page 51 in response to the Staff’s comment.

Material Trends Affecting Our Business, page 49

28.	Please revise here to more fully discuss the ramifications of implementation of the HITECH Act provisions briefly mentioned here on your business.

The Company continually reviews the disclosure contained in “Material Trends Affecting Our Business” and believes that the implementation of the HITECH Act provisions is not a current material trend affecting the Company’s business. Accordingly, the Company has deleted the disclosure on page 52.

Results of Operations, page 50

Three Months Ended March 31, 2014 versus Three Months Ended March 31, 2013, page 50

Cost of revenues, page 51

29.	Please revise to quantify and discuss with greater specificity the “direct materials” costs you identify in this section.

The Company has revised the disclosure on pages 53, 57 and 60 of the registration statement to replace references to “direct materials” with “postage and freight, travel and certain facilities costs” in response to the Staff’s comment. These costs represent approximately 10% of the Company’s cost of revenues.

Long Term Debt and Credit Facility, page 63

General

30.	We note that you have included a generalized discussion of the financial covenants contained in your debt facilities in the various subsections under this heading. Please revise to disclose, for each tranche of debt, your actual financial covenant ratios. We may have further comment based on your response. Please make conforming changes in the Description of Other Indebtedness section beginning on page 100.

The Company is not currently subject to financial covenants in its debt facilities. The Company’s ABL Facility requires compliance with a fixed charge coverage ratio when availability is less than the greater of 10% or $12.0 million. Accordingly, the Company is not currently borrowing at a level that triggers the covenant and never has borrowed at such levels. Because no financial covenants currently apply to the Company, the Company respectfully submits to the Staff that it believes a more detailed discussion of the financial covenants contained in its debt facilities is only required if such covenants restrict the Company’s ability to obtain financing or otherwise have a material impact on the Company’s financial flexibility. The Company does not believe that the financial covenants contained in its credit facilities restrict the Company’s ability to obtain financing or otherwise have a material impact on the Company’s financial flexibility. However, to the extent the Company in the future determines that financial covenants contained in its credit facilities may reasonably be expected to restrict future financing flexibility, the Company will disclose its actual financial covenant ratios.

Government Regulation, page 80

31.	Please update your disclosure in this section to separately address the prospective impact of the ACA on your operations. We note your brief discussion in the risk factors section.

The Company has updated its disclosure on page 84 of the registration statement in response to the Staff’s comment.

Management, page 83

Directors and Executive Officers, page 83

32.	For each director and each director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

The Company has revised the disclosure on pages 86 through 88 of the registration statement in response to the Staff’s comment.

Executive Compensation, page 86

Elements of Executive Compensation, page 87

33.	Please disclose the specific financial performance targets and any individual performance targets that you take into account in determining compensation. Please refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).

The Company has revised the disclosure on page 91 of the registration statement in response to the Staff’s comment.

34.	In light of your disclosure that performance targets were not met for 2013, please revise to discuss the basis for discretionary awards in greater detail, including how the enumerated contributions in this section specifically translated to the amounts awarded.

The Company has revised the disclosure on page 91 of the registration statement in response to the Staff’s comment.

Description of the Exchange Notes, page 105

Certain Covenants, page 115

Limitation on Restricted Payments, page 115

35.	Revise in this section to briefly discuss the effect of the clause “prior to any scheduled repayment” here so that investors can appreciate the nature of future obligations that may arise subsequent to such period.

The Company has added language to its risk factor on page 19 of the registration statement in response to the Staff’s comment.

Cash Pooling, page F-29

36.	Please tell us how you have determined that cash invested in to the cash pooling arrangement should be classified as cash and cash equivalents in your balance sheet. Additionally, please tell us how you have classified your deposits and withdrawals on your statements of cash flows.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s cash position in the notional cash pooling arrangement is held in demand deposit accounts that meet the definition of cash and cash equivalents pursuant to ASC 305-10-20. The Company’s notional cash pooling arrangement is with a single financial institution with specific provisions for the right to offset positive and negative cash balances and is thereby presented on a net basis in the consolidated statements of cash flows.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-16

37.	We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

The Company has filed all outstanding exhibits to its registration statement with Amendment No. 1.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8165.

Sincerely yours,

/s/ Matthew D. Bloch

Matthew D. Bloch

Weil, Gotshal & Manges LLP

cc:	Eric Sherbet, inVentiv Health, Inc.